Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ www.enscoplc.com	Press Release

Ensco plc Reports Second Quarter 2017 Results

Atwood Acquisition Announced
ENSCO DS-4 and ENSCO DS-10 Awarded Contracts Offshore Nigeria
Multi-Year Contracts Awarded for ENSCO 110 in the Middle East and ENSCO 120 in the North Sea
Strong Operational and Safety Performance

London, England, 26 July 2017 … Ensco plc (NYSE: ESV) today reported a loss of $0.15 per share for second quarter 2017 compared to earnings of $2.04 per share a year ago. Results from discontinued operations were zero cents per share in both second quarter 2017 and second quarter 2016.

Several items influenced these comparisons:

•	$10 million or $0.02 per share loss related to the settlement of a previously disclosed legal contingency included in second quarter 2017 contract drilling expense

•	$6 million or $0.02 per share of other discrete tax expense in second quarter 2017 tax provision

•	$4 million or $0.01 per share of transaction costs related to the proposed acquisition of Atwood included in second quarter 2017 general and administrative expense

•	$261 million or $0.83 per share gain included in second quarter 2016 other income related to the repurchase of $940 million aggregate principal amount of senior notes

•	$205 million or $0.70 per share of early contract termination settlements included in second quarter 2016 revenue

Adjusted for the items noted above, the loss from continuing operations was $0.10 per share in second quarter 2017 compared to earnings of $0.51 per share a year ago.

Chief Executive Officer and President Carl Trowell said, “During the second quarter, we took additional steps to better position our rig fleet for the future. We announced our proposed acquisition of Atwood, which will significantly enhance our fleet through the addition of high-specification floaters and jackups at a compelling purchase price. Coupled with targeted synergies, we expect this transaction will create meaningful value for our shareholders. Integration planning is well underway and we expect to close the transaction during third quarter 2017.”

Mr. Trowell added, “We also improved our prospects for future utilization by winning new contracts for several rigs. By securing work for drillships ENSCO DS-4 and ENSCO DS-10 with key strategic clients for major projects offshore Nigeria, we bridge these ultra-deepwater assets to better market conditions. We continue to see increased activity in the shallow-water jackup segment as evidenced by three-year contracts for ENSCO 110 in the Middle East and ENSCO 120 in the North Sea, a 400-day contract for ENSCO 102 in the U.S. Gulf of Mexico and several other short-term contract awards and extensions.”

Mr. Trowell concluded, “Our recent contracting success across a range of water depths and geographies highlight the benefits of our diverse rig fleet and global footprint. As customers look to contract offshore drilling rigs from a select group of established service providers, we will continue to leverage our proven operating and safety track record as well as a strong financial position to capitalize on new contracting opportunities.”

Second Quarter Results

Revenues were $458 million in second quarter 2017 compared to $910 million a year ago. Excluding $205 million of early contract termination settlements received during second quarter 2016, revenues declined 35% compared to the year-ago period. Fewer rig operating days due to a decline in reported utilization to 56% from 61% in second quarter 2016 as well as previously announced sales of rigs that operated a year ago also contributed to lower year-to-year revenues. The average day rate for the fleet declined to $156,000 in second quarter 2017 from $195,000 in second quarter 2016.

Contract drilling expense declined to $291 million in second quarter 2017 from $350 million a year ago as lower personnel and other activity-based costs due to fewer rig operating days more than offset costs related to the settlement of a previously disclosed legal contingency and contract preparation costs.

Depreciation expense declined to $108 million from $112 million a year ago due to an extension of useful lives for certain contracted assets. General and administrative expense increased to $31 million in second quarter 2017 from $27 million a year ago due to $4 million of transaction costs related to the proposed acquisition of Atwood announced during second quarter 2017.

Interest expense in second quarter 2017 was $60 million, net of $14 million of interest that was capitalized, compared to interest expense of $54 million in second quarter 2016, net of $13 million of interest that was capitalized. The year-on-year increase in interest expense is primarily due to senior convertible notes issued in fourth quarter 2016, partly offset by debt repurchases. Second quarter 2016 other income included a $261 million gain on the repurchase of $940 million of senior notes at an average discount of 27%.

Segment Highlights

Floaters
Floater revenues were $264 million in second quarter 2017 compared to $636 million a year ago. Revenues declined primarily due to $205 million of early contract termination settlements during second quarter 2016 as noted above. Fewer rig operating days due to a decline in reported utilization to 43% compared to 57% a year ago and the sale of ENSCO 6003 and ENSCO 6004, both of which operated during second quarter 2016, also contributed to lower year-to-year revenues. The average day rate for floaters declined to $339,000 from $360,000 a year ago. Adjusted for uncontracted rigs and planned downtime, operational utilization was 99%, equal to a year ago.

Floater contract drilling expense declined to $146 million in second quarter 2017 from $209 million a year ago as lower personnel and other activity-based costs due to fewer rig operating days more than offset costs related to the settlement of a previously disclosed legal contingency and ENSCO DS-4 contract preparation costs.

Jackups
Jackup revenues were $179 million in second quarter 2017 compared to $251 million a year ago due to fewer rig operating days and a decline in the average day rate to $89,000 from $112,000 in second quarter 2016. Reported utilization increased to 64% in second quarter 2017 from 63% a year ago due to the retirement of several jackups. Adjusted for uncontracted rigs and planned downtime, operational utilization was 98% compared to 99% a year ago.

Contract drilling expense increased to $132 million from $122 million a year ago, primarily due to higher maintenance costs associated with shipyard projects and contract preparation costs.

Other

Other is composed of managed drilling rigs. Revenues declined to $15 million from $22 million in second quarter 2016. Contract drilling expense declined to $13 million from $19 million a year ago. These declines were due to the completion of a managed jackup contract in Mexico during second quarter 2016.

	Second Quarter

(in millions of $,	Floaters			Jackups			Other			Reconciling Items		Consolidated Total
except %)	2017	2016	Chg	2017	2016	Chg	2017	2016	Chg	2017	2016	2017	2016	Chg

Revenues	264.0	636.4	(59)%	178.9	251.3	(29)%	14.6	21.9	(33)%	—	—	457.5	909.6	(50)%
Operating expenses
Contract drilling	145.6	208.6	(30)%	132.3	122.3	8%	13.4	19.3	(31)%	—	—	291.3	350.2	(17)%
Depreciation	72.0	77.8	(7)%	31.6	30.1	5%	—	—	—	4.3	4.5	107.9	112.4	(4)%
General and admin.	—	—	—	—	—	—	—	—	—	30.5	27.4	30.5	27.4	11%
Operating income (loss)	46.4	350.0	(87)%	15.0	98.9	(85)%	1.2	2.6	(54)%	(34.8)	(31.9)	27.8	419.6	(93)%

Financial Position — 30 June 2017

•	$3.3 billion of contracted revenue backlog excluding bonus opportunities

•	$4.1 billion of liquidity

•	$1.9 billion of cash and short-term investments
•$2.25 billion available revolving credit facility

•	No major debt maturities until second quarter 2019 and less than $1.0 billion of debt maturing before 2024

•	$4.7 billion of long-term debt

•	$8.2 billion of Ensco shareholders' equity

•	26% net debt-to-capital ratio (net of $1.9 billion of cash and short-term investments)

Ensco will conduct a conference call to discuss second quarter 2017 results at 10:00 a.m. CDT (11.00 a.m. EDT and 4:00 p.m. London) on Thursday, 27 July 2017. The call will be webcast live at www.enscoplc.com. Alternatively, callers may dial 1-855-239-3215 within the United States or +1-412-542-4130 from outside the U.S. Please ask for the Ensco conference call. It is recommended that participants call 20 minutes ahead of the scheduled start time. Callers may avoid delays by pre-registering to receive a dial-in number and PIN at http://dpregister.com/10107958.

A webcast replay and transcript of the call will be available at www.enscoplc.com. A replay will also be available through 26 August 2017 by dialing 1-877-344-7529 within the United States or +1-412-317-0088 from outside the U.S. (conference ID 10107958).

Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry. For 30 years, the company has focused on operating safely and going beyond customer expectations. Ensco is ranked first in total customer satisfaction in the latest independent survey by EnergyPoint Research - the seventh consecutive year that Ensco has earned this distinction. Operating one of the newest ultra-deepwater rig fleets and a leading premium jackup fleet, Ensco has a major presence in the most strategic offshore basins across six continents. Ensco plc is an English limited company (England No. 7023598) with its corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ. To learn more, visit our website at www.enscoplc.com.

Forward-Looking Statements

Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words and specifically include statements involving expected financial performance; effective tax rate, day rates and backlog; estimated rig availability; rig commitments and contracts; contract duration, status, terms and other contract commitments; letters of intent; scheduled delivery dates for rigs; the timing of delivery, mobilization, contract commencement, relocation or other movement of rigs; our intent to sell or scrap rigs; and general market, business and industry conditions, trends and outlook. In addition, statements included in this press release regarding the proposed acquisition of Atwood and the anticipated benefits, opportunities, timing and effects of the transaction are forward-looking statements. The forward-looking statements contained in this press release are subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated, including actions by regulatory authorities, rating agencies or other third parties; actions by our security holders and the security holders of Atwood; costs and difficulties related to the integration of Atwood; delays, costs and difficulties related to the acquisition of Atwood; Ensco’s financial results and performance following the completion of the Atwood transaction; satisfaction of closing conditions related to the Atwood transaction; our ability to repay debt and the timing thereof; availability and terms of any financing; commodity price fluctuations, customer demand, new rig supply, downtime and other risks associated with offshore rig operations, relocations, severe weather or hurricanes; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; risks inherent to shipyard rig construction, repair, maintenance or enhancement; possible cancellation, suspension or termination of drilling contracts as a result of mechanical difficulties, performance, customer finances, the decline or the perceived risk of a further decline in oil and/or natural gas prices, or other reasons, including terminations for convenience (without cause); the cancellation of letters of intent or any failure to execute definitive contracts following announcements of letters of intent; the outcome of litigation, legal proceedings, investigations or other claims or contract disputes; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; environmental or other liabilities, risks or losses; debt restrictions that may limit our liquidity and flexibility; and cybersecurity risks and threats. In addition to the numerous factors described above, you should also carefully read and consider “Item 1A. Risk Factors” in Part I and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II of our most recent annual report on Form 10-K, as updated in our subsequent quarterly reports on Form 10-Q, which are available on the SEC’s website at www.sec.gov or on the Investor Relations section of our website at www.enscoplc.com. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC
In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Atwood with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Solicitation
Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.
No Offer or Solicitation
This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
Service of Process
Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Investor & Media Contacts:        Nick Georgas
Director - Investor Relations and Communications
713-430-4607

Tim Richardson
Manager - Investor Relations
713-430-4490

ENSCO PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2017	2016	2017	2016

OPERATING REVENUES	$457.5	$909.6	$928.6	$1,723.6

OPERATING EXPENSES
Contract drilling (exclusive of depreciation)	291.3	350.2	569.4	713.9
Depreciation	107.9	112.4	217.1	225.7
General and administrative	30.5	27.4	56.5	50.8
	429.7	490.0	843.0	990.4

OPERATING INCOME	27.8	419.6	85.6	733.2

OTHER INCOME (EXPENSE)
Interest income	7.6	2.5	14.8	4.8
Interest expense, net	(60.3)	(54.0)	(118.9)	(119.1)
Other, net	(.5)	261.4	(6.8)	259.6
	(53.2)	209.9	(110.9)	145.3

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(25.4)	629.5	(25.3)	878.5

PROVISION FOR INCOME TAXES	19.3	36.7	43.4	108.1

(LOSS) INCOME FROM CONTINUING OPERATIONS	(44.7)	592.8	(68.7)	770.4

DISCONTINUED OPERATIONS, NET	.4	(.2)	(.2)	(1.1)

NET (LOSS) INCOME	(44.3)	592.6	(68.9)	769.3

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1.2)	(2.0)	(2.3)	(3.4)

NET (LOSS) INCOME ATTRIBUTABLE TO ENSCO	$(45.5)	$590.6	$(71.2)	$765.9

(LOSS) EARNINGS PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.15)	$2.04	$(0.24)	$2.92
Discontinued operations	—	—	—	—
	$(0.15)	$2.04	$(0.24)	$2.92

NET (LOSS) INCOME ATTRIBUTABLE TO ENSCO SHARES - BASIC AND DILUTED	$(45.6)	$580.8	$(71.4)	$753.9

WEIGHTED-AVERAGE SHARES OUTSTANDING
Basic and Diluted	300.9	284.6	300.7	258.5

ENSCO PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)

	June 30,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$169.6	$1,159.7
Short-term investments	1,680.4	1,442.6
Accounts receivable, net	366.4	361.0
Other	315.4	316.0
Total current assets	2,531.8	3,279.3

PROPERTY AND EQUIPMENT, NET	11,059.0	10,919.3

OTHER ASSETS, NET	133.1	175.9

	$13,723.9	$14,374.5

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities and other	$503.0	$522.5
Current maturities of long-term debt	—	331.9
Total current liabilities	503.0	854.4

LONG-TERM DEBT	4,744.7	4,942.6

OTHER LIABILITIES	285.9	322.5

TOTAL EQUITY	8,190.3	8,255.0
	$13,723.9	$14,374.5

ENSCO PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Six Months Ended
	June 30,
	2017	2016

OPERATING ACTIVITIES
Net (loss) income	$(68.9)	$769.3
Adjustments to reconcile net (loss) income to net cash provided by operating activities of continuing operations:
Depreciation expense	217.1	225.7
Deferred income tax expense	26.0	21.4
Share based compensation expense	20.9	18.6
Amortization of intangibles and other, net	(6.5)	(11.2)
Loss (gain) on debt extinguishment	2.6	(260.8)
Other	.4	(4.4)
Changes in operating assets and liabilities	(61.1)	41.6
Net cash provided by operating activities of continuing operations	130.5	800.2

INVESTING ACTIVITIES
Purchases of short-term investments	(1,134.8)	(862.0)
Maturities of short-term investments	897.0	1,032.0
Additions to property and equipment	(332.6)	(209.4)
Other	1.7	7.6
Net cash used in investing activities of continuing operations	(568.7)	(31.8)

FINANCING ACTIVITIES
Reduction of long-term borrowings	(537.0)	(684.8)
Cash dividends paid	(6.2)	(5.5)
Debt financing costs	(5.5)	—
Proceeds from equity issuance	—	585.5
Other	(3.6)	(1.9)
Net cash used in financing activities	(552.3)	(106.7)

Net cash (used in) provided by discontinued operations	(.2)	7.7
Effect of exchange rate changes on cash and cash equivalents	.6	(.4)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(990.1)	669.0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,159.7	121.3
CASH AND CASH EQUIVALENTS, END OF PERIOD	$169.6	$790.3

ENSCO PLC AND SUBSIDIARIES
OPERATING STATISTICS
(Unaudited)

	Second Quarter		First Quarter
	2017	2016	2017

Rig Utilization(1)

Floaters	43%	57%	47%
Jackups	64%	63%	64%

Total	56%	61%	58%

Average Day Rates(2)

Floaters	$338,675	$359,575	$336,636
Jackups	88,583	111,791	86,390

Total	$155,946	$194,754	$156,441

(1)
Rig utilization is derived by dividing the number of days under contract by the number of days in the period. Days under contract equals the total number of days that rigs have earned and recognized day rate revenue, including days associated with early contract terminations, compensated downtime and mobilizations. When revenue is earned but is deferred and amortized over a future period, for example when a rig earns revenue while mobilizing to commence a new contract or while being upgraded in a shipyard, the related days are excluded from days under contract.

For newly-constructed or acquired rigs, the number of days in the period begins upon commencement of drilling operations for rigs with a contract or when the rig becomes available for drilling operations for rigs without a contract.

(2)
Average day rates are derived by dividing contract drilling revenues, adjusted to exclude certain types of non-recurring reimbursable revenues, lump sum revenues and revenues attributable to amortization of drilling contract intangibles, by the aggregate number of contract days, adjusted to exclude contract days associated with certain mobilizations, demobilizations, shipyard contracts and standby contracts.

Non-GAAP Financial Measures (Unaudited)
To supplement Ensco’s condensed consolidated financial statements presented on a GAAP basis, this press release provides investors with adjusted loss per share from continuing operations and net debt, which are non-GAAP measures. Ensco’s management believes that it provides meaningful supplemental information regarding the company's performance by excluding certain charges that may not be indicative of Ensco’s ongoing operating results. This allows investors and others to better compare financial results across accounting periods and to those of peer companies, and to better understand the long-term performance of our business. Net debt is defined as long-term debt less cash and short-term investments. We review net debt as part of our overall liquidity, financial flexibility, capital structure and leverage, and believe that this measure is useful to investors as part of their assessment of our business. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.
The table below reconciles (loss) earnings per share, as calculated in accordance with GAAP, to adjusted (loss) earnings per share for the quarters ended June 30, 2017 and 2016. Adjusted loss per share for the quarter ended June 30, 2017 excludes the loss related to the settlement of a previously disclosed legal contingency, other discrete tax items, and the transactions costs related to the proposed acquisition of Atwood. Adjusted earnings per share for the quarter ended June 30, 2016 excludes the gain on debt repurchases and early termination settlements.

DILUTED EARNINGS PER SHARE RECONCILIATION(1):	Three Months Ended June 30, 2017
Loss per share from continuing operations	As Reported	Loss on Settlement	Other Discrete Tax Items	Atwood Transaction Costs	Adjusted

Net loss from continuing operations attributable to Ensco(2)	$(45.9)	$6.3	$5.6	$4.2	$(29.8)
Net income allocated to non-vested share awards(3)	(.1)	—	—	—	(.1)
Net loss from continuing operations attributable to Ensco shares	$(46.0)	$6.3	$5.6	$4.2	$(29.9)

Loss per share from continuing operations	$(0.15)	$0.02	$0.02	$0.01	$(0.10)

		Three Months Ended June 30, 2016
Earnings per share from continuing operations		As Reported	Gain on Debt Repurchase	Gain from Early Termination	Adjusted

Net income from continuing operations attributable to Ensco(2)		$590.8	$(240.9)	$(201.7)	$148.2
Net income allocated to non-vested share awards(3)		(9.8)	4.0	3.3	(2.5)
Net income from continuing operations attributable to Ensco shares		$581.0	$(236.9)	$(198.4)	$145.7

Earnings per share from continuing operations		$2.04	$(0.83)	$(0.70)	$0.51

(1)	No adjustments have been made to (loss) income per share from discontinued operations for the three month periods ended June 30, 2017 and 2016.

(2)
Net (loss) income from continuing operations attributable to Ensco excludes income attributable to noncontrolling interest of $1.2 million and $2.0 million for the three month periods ended June 30, 2017 and 2016, respectively.

(3)	Represents income allocated to participating securities under the two-class method.